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                               January 22, 2024

       Uttam Patil, Ph.D.
       Chief Executive Officer
       ABVC BioPharma, Inc.
       44370 Old Warm Springs Blvd.
       Fremont, CA 94538

                                                        Re: ABVC BioPharma,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 12,
2024
                                                            File No. 333-276500

       Dear Uttam Patil:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed January 12, 2024

       Executive Compensation, page 80

   1. Please revise your registration statement to include the executive compensation disclosures required
for the fiscal year ended December 31, 2023. Refer to Item 402(n)(1)
                                                        of Regulation S-K and
Question 117.05 of the Regulation S-K Compliance and Disclosure
                                                        Interpretations.
       Selling Stockholders, page 91

   2. Please update the selling stockholder table to reflect all of the shares being registered pursuant to this
registration statement on behalf of the selling stockholders. In this regard, the number in the table
appears to exclude the 1,000,000 shares of common stock
                                                        underlying the 2nd Lind
Warrant.
 Uttam Patil, Ph.D.
FirstName  LastNameUttam   Patil, Ph.D.
ABVC BioPharma,    Inc.
Comapany
January 22,NameABVC
            2024        BioPharma, Inc.
January
Page 2 22, 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jessica Dickerson at 202-551-8013 or Alan Campbell at 202-551-4224
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Louis Taubman, Esq.